SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


FORM 6-K


Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 under The Securities Exchange Act of 1934


Exact name of registrant as specified in its charter:
-----------------------------------------------------
Koninklijke Ahold N.V.



Registrant's name in English
----------------------------
Royal Ahold



Jurisdiction of organisation:
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The Kingdom of The Netherlands



Address of principal executive offices:
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Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands

telephone  :international +31 75 659 5604

fax        :international +31 75 659 8366



Commission File Number:
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0-18898



Date:
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February 10, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



Koninklijke Ahold N.V.




-----------------------------------
(signature)
date of signing:  February 10, 2003
signed by C.H. van der Hoeven
          President





This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636) and to be a part of such prospectuses from the date of the filing thereof.



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LIST OF EXHIBITS


The following exhibits have been filed as part of this Form 6-K


Exhibit         Description

1. Ahold in discussions on sale of the Chilean operations of Santa Isabel